Sonfield and Sonfield
                       770 South Post Oak Lane, Suite 435
                              Houston, Texas 77056
                               Tel: 713-877-8333
                               Fax: 713-877-1547
                              robert@sonfield.com
                                www.sonfield.com

                            Robert L. Sonfield, Jr.
                               Managing Director


December 16, 2004

Ms. Rachel Zablow - Mail Stop 0409
Staff Accountant U.S. Securities and Exchange Commission
450 Fifth Street NW
Washington D.C. 20549-0404

Re:      PaperFree Medical Solutions, Inc. (the "Company")
         (formerly Crown Medical Systems, Inc.)
         Form 8-K filed November 30, 2004
         File Number 3-86706

Dear Ms. Zablow:

         Our responses to your comments are numbered in the same manner as your letter in response to the captioned Form 8-K. We took longer than 10 days to respond to your letter as our new accountants needed time to review and advise on the issues as we had not previously to their appointment discussed said issues with them.

3) The disagreement with the former Accountant involved both (a) PREFERRED SHARE TREATMENT and (b) DISCLOSURE. The company filed an amended 10-Q that included the following note:

NOTE 6 - RESTATEMENTS

In Paperfree's originally filed Form 10-QSB, PaperFree made the following erroneous entries:

    - recorded a purchase transaction that didn't close until September 2, 2004
    - failed to record 600,000 shares of preferred stock issued in August
2004 for services valued at $305,250.

A summary of the effect on the income statement for the 3-month period ended August 31, 2004 is as follows:

                                                                       As originally         As
                                                                         recorded          Amended          Difference
Total General and administrative expenses                                   $97,175        $402,424           $305,249
Rounding                                                                                                             1
                                                                                                              --------
         Total difference                                                                                     $305,250
                                                                                                              ========

3) (a) (1) The former accountant concluded that the 600,000 preferred share issue consideration should have been recorded as $1,3339,470 and the corresponding expense deferred until the next quarter; whereas the company believed the consideration was $305,249 and the corresponding expense was a period expense

3) (a) (2) The disagreement was not resolved. The amended 10-Q reflects the change.

3) (a) (3) The former accountant felt that subsequent share transactions should be taken into account in determining the market value of the preferred shares issued; whereas the company was of the opinion that normal valuation methods were applicable, namely the Company used the average of the previous 5 days closing bid to determine value.

3) (a) (4) As quoted above the Company amended its 10-QSB.

3) (b) DISCLOSURE

The former accountants were of the opinion that detailed disclosure akin to an annual 10-KSB filing and detailed pro forma disclosure of the subsequent event was appropriate. The Company felt that such disclosure while desirable, was not mandatory and not practical in the circumstances.

STATEMENTS REQUESTED BY SEC

PaperFree Medical Solutions, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings;

PaperFree Medical Solutions, Inc. acknowledges that the staff comments or changes to disclusre in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any actions with respect to the filing; and

PaperFree Medical Solutions, Inc. acknowledges that it many not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.


Very truly yours,

/s/Robert L. Sonfield, Jr.
----------------------------------
Robert L. Sonfield, Jr.
Managing Director

RLSjr/ldo